Form 10-K, Exhibit 13
period 1997-12-31
FAROUDJA INC
filed 1998-03-31
CIK 1034365

                        SELECTED CONSOLIDATED FINANCIAL DATA

                                                                         Year Ended December 31
(In thousands, except per share amounts)             1997          1996           1995            1994           1993
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues                                     $17,006        $13,126        $11,954         $8,065         $5,684
Net income                                           1,251             NA             NA             NA             NA
Pro forma net income(1)                                 NA          1,319(1)       3,070(1)       1,228(1)       1,251
Net income per share (diluted)                     $  0.13             NA             NA             NA             NA
Pro forma net income per share (diluted)(1)             NA        $  0.16(1)     $  0.43(1)      $ 0.15(1)          NA
Shares used in diluted per share computation         9,925          8,191          7,176          7,979             NA

CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments                                      $23,549        $ 3,083        $ 2,759         $1,064         $1,455
Working capital                                     26,987          5,861          4,744          2,223          2,599
Total assets                                        33,489          9,604          6,734          3,434          3,652
Total long-term debt                                    --             --             --             --            996
Total stockholders' equity                          29,348          7,245          5,515          2,826          2,166

QUARTERLY DATA:
(Unaudited, in thousands, except per share amounts)

                                          1997                                     1996
                              4th     3rd      2nd      1st           4th      3rd       2nd      1st
Total revenues              $4,130   $5,012   $4,279   $3,585        $3,874   $3,663    $2,753   $2,837
Gross profit                 2,820    3,346    2,992    2,586         2,416    2,390     1,757    1,766
Net income                     326      391      285      249           318      385       188       NA
Pro forma net income            NA       NA       NA       NA            NA       NA        NA      428(1)
Net income per share
   (diluted)                $ 0.03   $ 0.04   $ 0.03   $ 0.03        $ 0.04   $ 0.04    $ 0.02       NA
Pro forma net income
  per share (diluted)           NA       NA       NA       NA            NA       NA        NA   $ 0.06(1)

(1) Reflects the pro forma effect of the Company being treated as a C Corporation rather than an S Corporation for federal and state income tax purposes from January 1, 1994.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the basis used to calculate net income per share.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock (Nasdaq symbol "FDJA") began trading publicly on the Nasdaq Stock Market on October 30, 1997. Prior to that date, there was no public market for the Company's Common Stock. The following table presents for the periods indicated the intraday high and low sale prices for the Common Stock as reported by the Nasdaq Stock Market.

                                             High            Low
Fourth Quarter (from October 30, 1997)      $10.50         $ 5.50

As of March 27, 1998, there were approximately 145 holders of record of the Company's Common Stock which the Company believes represents more than 1,600 beneficial holders. The Company has not paid cash dividends on its Common Stock and presently intends to retain any earnings for investment in its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "FACTORS AFFECTING FUTURE OPERATING RESULTS" AS DESCRIBED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K.

OVERVIEW

Faroudja, Inc. (the "Company") began operations in 1971 through two related companies, Faroudja Laboratories, Inc. ("FLI") and later Faroudja Research Enterprises, Inc. ("FRE"). The Company was incorporated in December 1996 under the laws of the state of Delaware to succeed to the business of FLI and FRE. From inception to 1988 the Company specialized in the development, manufacturing and sale of products to the broadcast industry. In 1988 the Company introduced its initial product for the high-end home theater market, a line multiplier. In 1997 and 1996, sales of products for the home theater and industrial markets comprised approximately 88% and 80%, respectively, of the Company's total revenues. As the Company emphasized product development for the home theater and industrial markets, sales of existing broadcast products have declined.

   The Company's total revenues increased sequentially on an annual basis from 1995 through 1997, primarily as a result of the introduction of a number of new products for the home theater and industrial markets. In 1996, the Company established an in-house very large scale integration ("VLSI") design department to develop high performance application specific integrated circuits ("ASIC") to enhance video image quality in the Company's traditional home theater market as well as for use in the TV and PC industries. Net income declined in 1997 from 1996 and 1996 from 1995 primarily as a result of increased research and development expenses, as well as expenses relating to the expansion of the sales and marketing staff, and, in 1996, a provision for income taxes resulting from the termination of the Company's status as an S Corporation in March 1996.

   To maintain favorable margin levels on product sales, the Company must introduce new products, introduce enhanced versions of its products, and continue its cost reduction efforts. The Company anticipates that it will incur lower overall gross margins in future periods as it introduces lower margin products for consumer markets until such time as royalties, if received, become a significantly larger percentage of revenues. The Company intends to increase both engineering and sales and marketing efforts in the design, development and sale of board and chip level products while continuing the sale of stand-alone products for the high-end home theater, industrial and broadcast markets. On an absolute dollar basis, sales and marketing expenses, general and administrative expenses and research and development expenses are expected to increase in 1998 over 1997. Consequently, without a corresponding increase in revenues, net income will be adversely impacted.

   The Company's operating results have varied in the past and are likely to vary significantly in the future from period to period as a result of a number of factors, including the volume and timing of orders received during the period, fluctuations in the amount, and timing of, license and royalty revenues, the timing of new product introductions by the Company and its competitors, demand for, and market acceptance of, the Company's products, product line maturation, the impact of price competition on the Company's average selling prices, delays encountered by the Company's strategic partners, the availability and pricing of components for the Company's products, changes in product or distribution channel mix and product returns or price protection charges from customers. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles that characterize the markets for the Company's products, the Company's failure to introduce new, competitive products consistently and in a timely manner could materially adversely affect operating results for one or more product cycles.

   The Company has received quarterly prepaid license fees from S3 Incorporated ("S3") to maintain exclusivity under its license agreement with the Company. S3 has advised the Company that no prepayments will be made with respect to any periods after March 31, 1998. There can be no assurance as to the amount of royalties, if any, the Company will receive in the future as the Company does not have any other license agreements in effect pursuant to which it expects to receive substantial royalties.

RESULTS OF OPERATIONS

   The following table sets forth certain items from the Company's consolidated statements of income expressed as a percentage of total revenues for the periods indicated.

                                                      Year Ended December 31
                                                 1997           1996           1995
Revenues:
  Product sales                                   91.2%          96.2%         100.0%
  License and royalty revenues                     8.8            3.8             --
    Total revenues                               100.0          100.0          100.0
Cost of product sales                             30.9           36.5           35.3
Gross margin                                      69.1           63.5           64.7
Operating expenses:
  Research and development                        24.8           18.8           12.3
  Sales and marketing                             20.4           16.2            9.0
  General and administrative                      12.8           12.4            9.9
  Financing expense                                1.8             --             --
    Total operating expenses                      59.8           47.4           31.2
Operating income                                   9.3           16.1           33.5
Other income:
  Interest income                                  2.1            0.6            0.7
  Other, net                                       0.5             --             --
Income before provision for income taxes          11.9           16.7           34.2
Provision for income taxes                         4.5            5.2            0.7
Net income                                         7.4%          11.5%          33.5%


Total Revenues.

Total revenues increased 29.5% and 9.8%, respectively, for 1997 and 1996 from their respective prior years.

The increase in 1997 was due primarily to increased shipments of line multiplier products for the home theater, shipments of new products including the VP100 decoder, DV1000 Digital Video Disc player, VP300 line tripler, and VP280 frame doubler, and $1.5 million of license and royalty revenues from S3. These factors offset a reduction in sales to the broadcast market. The increase in 1996 was primarily due to the introduction of the LD200 NTSC line doubler for the home theater market, increased shipments of the DFD-U PAL/NTSC digital decoder, which was first introduced in 1995 for the direct broadcast satellite market, fees on the license of the Company's technology for ASIC products for the personal computer ("PC") market and the expansion of the home theater dealer network. These factors were partially offset by a reduction in sales in 1996 of the CFD decoder for the broadcast market resulting from a sharp decline in sales to this product's primary customer, which began developing its own products internally. Revenues from S3 accounted for 10.6% of total revenues in 1997. Sales to Vidikron accounted for 11.1% and 10.5% of total revenues in 1997 and 1996. Sales to Hughes/JVC accounted for 12.1% of total revenues in 1995.

   Export sales, consisting primarily of VP400 and LD200 products shipped to dealers and distributors in Asia and Europe, represented 13.1%, 15.3% and 13.2% of total revenues in 1997, 1996 and 1995, respectively. All export sales are denominated in U.S. dollars. The Company intends to pursue efforts to increase its export sales in the future; however, there can be no assurance that any growth in export sales will be achieved. The Company believes that current economic conditions in Asia might adversely impact any increase in sales to that region in 1998.

   The Company's future success will depend, in large part, on its ability to continue to enhance its existing products and to develop new products and features to meet changing customer requirements and evolving industry standards. The Company anticipates that sales from its line multiplier product line will experience limited growth, or may decline, in future periods. In the fourth quarter of 1997, the home theater market exhibited weakness which the Company attributes to consumer confusion over high definition television ("HDTV"). The Company believes that such confusion and related market weakness could continue until HDTV broadcasting begins on a wide-scale basis, as currently anticipated at the end of the third quarter of 1998. The Company expects that approximately one-half of its total revenues in 1998 will be derived from license and royalty revenues and from sales of products introduced in 1997 and scheduled to be introduced in 1998.

Gross Profit.

Gross profit as a percentage of total revenues was 69.1% in 1997, 63.5% in 1996 and 64.7% in 1995. The increase in gross margin in 1997 compared to 1996 was primarily due to license and royalty revenues. Product gross margin as a percentage of product sales increased to 66.1% in 1997 from 62.01% in 1996, primarily due to product cost reduction efforts. Product gross margin declined in 1996 to 62.0% from 64.7% in 1995 primarily due to an increased proportion of sales to distributors and original equipment manufacturers ("OEM"), who typically receive higher discounts than dealers, increased dealer discounts, the introduction of a new, lower margin product line and increased manufacturing costs and expenses.

Research and Development Expenses.

Research and development expenses increased to $4.2 million in 1997 from $2.5 million in 1996 and $1.5 million in 1995. The increases were primarily due to costs incurred by the Company for the development of ASIC components used in the full range of the Company's products. Research and development expenses as a percentage of total revenues increased to 24.8% in 1997 due to expansion of the VLSI department. Research and development expenses increased as a percentage of total revenues to 18.8% in 1996 due to the establishment in 1996 of the VLSI design department. The Company increased its engineering and management personnel, and related equipment, to enable the ongoing development of its high performance VLSI design capability. The Company intends to increase its engineering efforts in the design and development of board and chip level products, and therefore expects that research and development expenses will continue to increase in absolute dollars.

Sales and Marketing Expenses.

Sales and marketing expenses increased to $3.5 million in 1997 from $2.1 million in 1996 and $1.1 million in 1995. Sales and marketing expenses increased as a percentage of total revenues to 20.4% in 1997 from the prior year primarily due to increases in the Company's sales and marketing staff, including the addition of sales executives and the development of a network of regional managers and sales representatives. The Company intends to increase its sales and marketing efforts, and intends to increase its international market presence. Accordingly, sales and marketing expenses are expected to increase in absolute dollars in the future.


General and Administrative Expenses.

General and administrative expenses increased to $2.2 million in 1997 from $1.6 million in 1996 and $1.2 million in 1995. General and administrative expenses increased as a percentage of total revenues to 12.8% in 1997 and 12.4% in 1996, primarily due to additions to the Company's general and administrative staff, including the hiring of a new chief executive officer, chief financial officer and general counsel, and an increase in professional fees. The Company anticipates that it will incur significant increases in general and administrative expenses in future periods associated with the Company's growth and with legal, accounting and other expenses of being a public company.

Financing Expense.

The Company incurred $312,000 of expenses related to financing activities in the first quarter of 1997.


Other Income.

Interest and other income was $447,000 in 1997, $83,000 in 1996 and $87,000 in 1995. The increase in 1997 from 1996 was due to the investment in November 1997 of the $15.6 million net proceeds of the Company's initial public offering, and a $5 million investment by S3 in June 1997. Accordingly, the Company anticipates that interest income will increase significantly in 1998.

Provision for Income Taxes.

The Company's FLI subsidiary was an S Corporation from inception until March 1996. As an S Corporation, FLI earnings were taxed directly to its stockholders, and FLI's tax provision through March 1995 consisted solely of a California franchise fee. FRE was a C Corporation since its inception. The Company has incurred minimal foreign taxes. The pro forma provision for income taxes, calculated assuming FLI's S Corporation status terminated January 1, 1994, reflects an effective tax rate for the years ended December 31, 1996 and 1995 of 40% and 25%, respectively. The Company's effective tax rate for 1997 was 38%. The Company anticipates implementing certain tax planning strategies to reduce the effective tax rate in future periods.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its capital requirements from its cash flow from operations. Funding requirements in the past have been primarily related to the growth in accounts receivable, inventories and capital equipment.

Operating Activities.

In 1997, net cash provided by operating activities was $1,106,000, primarily composed of (i) $1.3 million of net income, (ii) $561,000 of depreciation and amortization, (iii) a $716,000 increase in accounts payable, (iv) a $545,000 increase in accrued compensation, (v) a $756,000 increase in income taxes payable and (vi) a $265,000 increase in other accrued liabilities. These were primarily offset by (i) a $330,000 increase in accounts receivable, (ii) a $1.3 million increase in inventory, (iii) a $481,000 increase in deferred tax assets, (iv) a $372,000 increase in other current assets and (v) a $500,000 decrease in deferred revenues.

   In 1996, net cash provided by operating activities was $1.3 million, primarily composed of (i) $1.5 million of net income, (ii) $422,000 of depreciation and amortization, (iii) a $128,000 increase in accounts payable,
(iv) a $186,000 increase in accrued compensation and benefits, (v) a $258,000 increase in other liabilities and (vi) $500,000 of deferred revenues. These were partially offset by (i) a $1.2 million increase in accounts receivable primarily attributable to $1.0 million due from a licensing customer from an agreement completed in December, 1996, (ii) a $96,000 increase in inventory and (iii) an increase in deferred tax assets of $462,000.

   In 1995, net cash provided by operating activities was $3.4 million, primarily composed of (i) $4.0 million of net income, (ii) $224,000 of depreciation and amortization, (iii) a $417,000 increase in accounts payable and (iv) a $118,000 increase in accrued compensation and benefits. These were partially offset by (i) a $642,000 increase in accounts receivable and (ii) a $793,000 increase in inventory.

Investing Activities.

Capital equipment purchases in 1997, 1996 and 1995 were $1.2 million, $967,000 and $392,000, respectively, primarily for computer hardware and software used in research and development, engineering test equipment and furniture and fixtures.

Financing Activities.

The Company effected its initial public offering in October 1997. Net proceeds, after underwriting discounts and commissions and expenses associated with the offering, were $15.6 million. The Company invested the net proceeds of the offering in short-term, interest bearing investment grade securities. In June 1997, the Company also received $5.0 million from a private placement with S3. In 1996, the Company raised $4.0 million through the issuance of its Common Stock. In connection with its status as a Subchapter S Corporation, the Company distributed $4.0 million, and $1.5 million in 1996 and 1995 respectively.

Liquidity.

At December 31, 1997, the Company's principal sources of liquidity consisted of cash, cash equivalents and short-term investments totaling $23.5 million, and a bank credit facility for $2.0 million. The Company's working capital at December 31, 1997 was $27.0 million. In April 1997, the Company established a bank revolving line of credit which expires in May 1998. The line of credit is secured by substantially all of the Company's tangible assets. Borrowings are limited to defined percentages of eligible accounts receivable. In addition, the Company must satisfy certain financial covenants. In June 1997, the line of credit was increased to $2.0 million.

   The Company's future capital requirements are expected to include (i) supporting the expansion of the research and development and sales and marketing departments, (ii) funding the acquisition of capital equipment, primarily for research and development and consisting of such items as engineering equipment, computers and furniture, and (iii) funding the growth of working capital items such as receivables and inventory.

   The Company may investigate means to acquire greater control over semiconductor production, whether by joint venture, prepayments, equity investments in or loans to wafer suppliers. In addition, as part of its business strategy, the Company occasionally evaluates potential acquisitions of businesses, products and technologies. Accordingly, a portion of its available cash may be used for the acquisition of complementary products, technologies or businesses or to assure foundry capacity. Such potential transactions may require substantial capital resources, which may require the Company to seek additional debt or equity financing. There can be no assurance that the Company will consummate any such transactions.

   The Company believes that its current cash, cash equivalents and short-term investments will be sufficient to support the Company's planned activities through at least the next twelve months.

Year 2000.

The Company has determined that its present internal management information systems are not compliant with Year 2000 requirements and has implemented plans to upgrade both its software and hardware in the normal course of business during 1998. It will also be initiating discussions with its significant suppliers, customers and financial institutions to ensure that their systems are Year 2000 compliant. The Company expects the total costs of these upgrades to be less than $500,000 and is scheduled to complete its upgrades by the end of 1998. It does not anticipate the cost of such upgrade to have a significant impact on its operations or financial position.

CONSOLIDATED BALANCE SHEETS

                                                                 December 31
                                                             1997            1996
ASSETS
Current assets:
  Cash and cash equivalents                              $  23,272,300   $  1,215,591
  Short-term investments                                       276,605      1,867,896
  Trade accounts receivable, less allowance for doubtful
    accounts of $166,681 in 1997 and $110,000 in 1996        3,097,709      2,767,331
  Inventories                                                2,943,471      1,683,550
  Deferred tax assets                                          942,255        461,519
  Prepaid expenses and other current assets                    596,060        224,426

Total current assets                                        31,128,400      8,220,313

Property and equipment, net                                  2,025,910      1,383,807
Other assets                                                   334,722             --
                                                         $  33,489,032   $  9,604,120

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                        $  1,445,361     $  729,320
  Accrued compensation and benefits                          1,216,433        671,863
  Income taxes payable                                         872,393        116,602
  Other accrued liabilities                                    606,818        341,444
  Deferred revenue                                                  --        500,000

Total current liabilities                                    4,141,005      2,359,229

Commitments

Stockholders' equity:
  Preferred Stock $0.001 par value; 5,000,000 shares
    authorized (2,000,000 in 1996), none issued and
    outstanding                                                     --             --
  Common Stock $0.001 par value; 50,000,000 shares
    authorized (18,000,000 in 1996); 12,058,913, and
    8,200,000 shares issued and outstanding in 1997
    and 1996, respectively                                      12,059          8,200
  Additional paid-in capital                                28,977,725      7,824,823
  Unrealized gains on available-for-sale securities,
    net of tax effect                                               --         66,737
  Deferred compensation                                       (237,564)            --
  Retained earnings (deficit)                                  595,807       (654,869)

Total stockholders' equity                                  29,348,027      7,244,891
                                                         $  33,489,032   $  9,604,120

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                                   Year Ended December 31
                                                             1997           1996           1995
Revenues:
  Product sales                                           $15,506,498    $12,626,183    $11,953,658
  License and royalty revenues                              1,500,000        500,000             --

Total revenues                                             17,006,498     13,126,183     11,953,658
Cost of product sales                                       5,261,664      4,797,516      4,214,753

Gross profit                                               11,744,834      8,328,667      7,738,905
Operating expenses:
  Research and development                                  4,215,346      2,463,838      1,483,388
  Sales and marketing                                       3,465,025      2,126,686      1,070,045
  General and administrative                                2,182,641      1,623,453      1,178,990
  Financing expenses                                          311,572             --             --

Total operating expenses                                   10,174,584      6,213,977      3,732,423

Operating income                                            1,570,250      2,114,690      4,006,482
Other income:
  Interest income                                             363,490         83,179         81,746
  Other, net                                                   83,456             --          4,986

Income before provision for income taxes                    2,017,196      2,197,869      4,093,214
Provision for income taxes                                    766,520        687,054         83,981

Net income                                                $ 1,250,676    $ 1,510,815    $ 4,009,233

Pro forma data (unaudited):
  Historical income before provision for income taxes                    $  2,197,869   $  4,093,214
  Pro forma provision for income taxes                                        879,148      1,023,188

Pro forma net income                                                     $  1,318,721   $  3,070,026

Per share data:
  Net income per share              Basic                      $  0.14
                                  Diluted                      $  0.13
  Pro forma net income
    per share (unaudited)           Basic                                     $  0.17        $  0.43
                                  Diluted                                     $  0.16        $  0.43
  Shares used in per share
    computations                    Basic                    9,040,616      7,976,892      7,156,895
                                  Diluted                    9,924,558      8,191,303      7,176,115


See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                       Unrealized
                                                                        Gains on
                                                         Additional     Available                      Retained          Total
                              Common         Stock        Paid-In       for-Sale       Deferred        Earnings       Stockholders'
                              Shares        Amounts       Capital      Securities    Compensation      (Deficit)         Equity
Balance at
  December 31, 1994         7,156,895    $ 3,611,023   $         --     $      --     $       --     $   (784,988)    $  2,826,035

Net income                         --             --             --            --             --        4,009,233        4,009,233

Unrealized gain on
  available-for-sale
  securities                       --             --             --        34,885             --               --           34,885

Distribution to
  stockholders                     --             --             --            --             --       (1,355,000)      (1,355,000)

Balance at
  December 31, 1995         7,156,895      3,611,023             --        34,885             --        1,869,245        5,515,153

Sale of Common Stock        1,043,105      4,000,000             --            --             --               --        4,000,000
Issuance of warrants to
  purchase Common
  Stock for future
  services                         --             --        222,000            --             --               --          222,000

Reincorporation in
  Delaware                         --     (7,602,823)     7,602,823            --             --               --               --

Net income                         --             --             --            --             --        1,510,815        1,510,815

Change in unrealized gain
  on available-for-sale
  securities, net of tax           --             --             --        31,852              --              --           31,852

Distributions to
  stockholders                     --             --             --            --             --       (4,034,929)      (4,034,929)

Balance at
  December 31, 1996         8,200,000          8,200      7,824,823        66,737             --         (654,869)       7,244,891

Sale of Common Stock,
  net of issue costs        3,833,334          3,833     20,532,373            --             --               --       20,536,206

Issuance of Common
  Stock for services and
  upon exercise of
  options and warrants        25,579             26         99,029            --             --               --           99,055

Issuance of warrants to
  purchase Common
  Stock for technology
  acquired                        --             --        250,000            --             --               --          250,000

Deferred compensation
  on employee stock
  option grants                   --             --        271,500            --       (271,500)              --               --

Amortization of deferred
  compensation                    --             --             --            --         33,936               --           33,936

Net income                        --             --             --            --             --        1,250,676        1,250,676

Change in unrealized gain
  on available-for-sale
  securities, net of tax          --             --             --       (66,737)            --               --          (66,737)

Balance at
  December 31, 1997       12,058,913     $   12,059    $28,977,725      $     --      $(237,564)     $   595,807      $29,348,027

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year Ended December 31

                                                                1997          1996           1995
Operating Activities
Net income                                                 $ 1,250,676    $ 1,510,815    $ 4,009,233
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization                                560,974        422,376        223,988
  Amortization of deferred compensation                         33,936             --             --
  Loss on disposal of equipment                                  5,178             --             --
  Gain on sales of short-term investments                      (83,456)            --             --
Changes in operating assets and liabilities:
  Trade accounts receivable                                   (330,378)    (1,193,465)      (642,490)
  Inventories                                               (1,259,921)       (96,480)      (793,149)
  Deferred tax assets                                         (480,736)      (461,519)            --
  Other current assets                                        (371,634)       (27,174)        (1,513)
  Accounts payable                                             716,041        128,114        417,306
  Accrued compensation and benefits                            544,570        185,927        118,135
  Income taxes payable                                         755,791         68,009         46,574
  Other accrued liabilities                                    265,374        258,375         29,058
  Deferred revenue                                            (500,000)       500,000             --

Net cash provided by operating activities                    1,106,415      1,294,978      3,407,142

INVESTING ACTIVITIES
Purchases of equipment                                      (1,200,219)      (967,130)      (391,907)
Proceeds from sale of equipment                                 12,864             --             --
Other assets                                                  (110,000)            --             --
Purchases of short-term investments                                 --     (1,061,000)    (1,751,075)
Sales of short-term investments                              1,612,388             --             --
Maturities of short-term investments                                --        460,916        750,000

Net cash provided by (used in) investing activities            315,033     (1,567,214)    (1,392,982)

FINANCING ACTIVITIES
Issuance of Common Stock                                    20,635,261      4,000,000             --
Repayment of loan payable                                           --             --             --
Distribution to stockholders                                        --     (4,034,929)    (1,355,000)
Net cash provided by (used in) financing activities         20,635,261        (34,929)    (1,355,000)

Increase (decrease) in cash and cash equivalents            22,056,709       (307,165)       659,160
Cash and cash equivalents at beginning of year               1,215,591      1,522,756        863,596
Cash and cash equivalents at end of year                   $23,272,300    $ 1,215,591    $ 1,522,756

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for income taxes               $   465,119    $ 1,116,656    $    32,157

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES
Issuance of warrants to acquire Common Stock
  for future services                                      $        --    $   222,000    $        --
Issuance of warrants to acquire Common Stock
  for technology acquired                                  $   250,000    $        --    $        --


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

Faroudja, Inc. (the "Company") designs, develops and sells a range of video image enhancement products and technology for the home television, professional broadcast and personal computer markets. Although traditional business has been directed to sales of complete subsystem units, the Company has recently expanded its activities to include the design and development of board and chip level products for applications in the television as well as the personal computer markets.

   The accompanying financial statements reflect the operations of Faroudja Laboratories, Inc. ("FLI") and Faroudja Research Enterprises, Inc. ("FRE"), both of which were California corporations. FLI and FRE, which were owned by common stockholders, were merged in December 1996, with FLI surviving the merger. Subsequently, in order to effect a reverse stock split and a reincorporation in Delaware, FLI merged with a wholly owned subsidiary of a newly formed Delaware corporation, Faroudja, Inc. In this transaction, the FLI stockholders received 0.69185 shares of the Company's Common Stock for each share of FLI Common Stock held by them.

   All outstanding stock options and warrants to purchase FLI Common Stock were assumed by the Company at the same exchange ratio. The effect of this exchange on Common Stock, stock options and warrants has been reflected in the accompanying financial statements on a retroactive basis. All intercompany balances and transactions between the Company and FLI have been eliminated.

   On December 30, 1996, FLI and FRE were merged through the exchange of
0.21258 shares of FLI Common Stock for each outstanding share of FRE Common Stock. As the outstanding shares of both entities were held in the same percentage by identical stockholders prior to the merger, this transaction was accounted for as if it were a pooling-of-interests.

   Prior to March 1996, FRE and FLI were each owned 100% by two individuals (the "Founders"). In March 1996, new investors acquired a 56.25% ownership interest in both entities through the purchase of shares held by the Founders ($14,000,000) and newly issued FLI shares ($4,000,000). Simultaneous with this transaction, the Founders received a distribution from FLI in the amount of $4,000,000. The new investors also acquired an option from the Founders to acquire an additional 1,537,500 shares held by the Founders for a total of $6,000,000. Such option was exercised on September 5, 1997. Prior to the March 1996 transaction, FLI had elected to be treated as an S Corporation for income tax purposes. FRE was a C Corporation for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Sources of Supply

The Company currently relies on a limited number of independent foundries to manufacture, assemble and test all of its semiconductor components and products. In addition, the Company subcontracts the manufacturing of its broadcast and television products with three principal suppliers. While alternate sources of supply exist, in the event of the discontinuance of any of the above supplier relationships, the Company would be required to locate and qualify new suppliers, which could take several months.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents. Cash equivalents consist primarily of deposits in banks, money market accounts, commercial paper and government agency discount notes.

Short-Term Investments

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

   Under SFAS 115, all affected debt and equity securities must be stated at fair value and classified as held-to-maturity, trading or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date.

   At December 31, 1997 and 1996, all debt and equity securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

Concentration of Credit Risk

The Company sells its products primarily through a network of distributors, dealers and through original equipment manufacturing ("OEM") arrangements. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Uncollectible accounts receivable have not been significant in any period presented.

   At December 31, 1997, four customers accounted for 45% of the accounts receivable balance. At December 31, 1996 two customers accounted for 48% of the accounts receivable balance. No other single customer accounted for more than 10% of the Company's ending accounts receivable balances.

Inventories

Raw materials, work-in-process and finished goods inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out cost method) or market value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Depreciation expense was $540,074, $248,758 and $207,092 for 1997, 1996 and
1995, respectively.

Revenue Recognition

Sales revenue is recognized upon shipment of products to customers net of discounts, rebates and allowances. The Company does not grant rights of return and customarily does not provide price protection to distributors. Non-refundable minimum royalties are recognized as revenue in the period to which they relate.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to $429,817, $394,578 and $204,155 in the years ended 1997, 1996 and
1995, respectively.

Financing Expense

In 1997, the Company incurred and expensed approximately $312,000 of expenses related to financing activities.

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee and director stock option and purchase plans. Under APB 25, if the exercise price of the Company's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Net Income Per Share

In December 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and Staff Accounting Bulletin No. 98 ("SAB 98"), and restated all prior periods. Under the provisions of SFAS 128, basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share also gives effect to the dilutive effect of stock options and warrants (calculated based on the treasury stock method). SAB 98 eliminated certain dilutive issuances which were included in the calculation for periods prior to the Company's initial public offering. A reconciliation of shares used in the calculation follows:



                                                     1997        1996        1995
Weighted average shares outstanding                9,040,616   7,976,892   7,156,895
Dilutive effect of stock options and warrants        883,942     214,411      19,220
Shares used in computation of diluted net
   income per share                                9,924,558   8,191,303   7,176,115

      Options and warrants to purchase 445,200 shares of the Company's common stock would have been anti-dilutive in 1997 and were, therefore, excluded from the 1997 diluted calculation.

Recently Issued Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting comprehensive income and is effective in 1998. SFAS 131 establishes standards for annual and interim disclosures of operating segments, products and services, geographic areas and major customers, and is also effective in 1998. The Company is in the process of evaluating the disclosure requirements of the new standards, the adoption of which will have no impact on Faroudja's results of operations or financial condition.

2. SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities at December 31, 1997 and 1996:


                                                                           Unrealized      Fair
                                                                              Gains        Market
                                                               Cost          (Losses)      Value
At December 31, 1997
  Certificates of deposit                                $   276,605        $     --     $   276,605
  Commercial paper                                         5,106,171              --       5,106,171
  Discount notes                                          11,779,873              --      11,779,873
                                                         $17,162,649              --     $17,162,649
Reported as:
  Cash equivalents                                       $16,886,044        $     --     $16,886,044
  Government agency short-term investments                   276,605              --         276,605
                                                         $17,162,649        $     --     $17,162,649

At December 31, 1996:
  Mutual funds-principally emerging growth equities      $   900,000        $107,980     $ 1,007,980
  Other mutual funds                                         400,000          (3,084)        396,916
  Certificates of deposit                                    263,000              --         263,000
  U.S. Treasury Bill                                         193,973           6,027         200,000
                                                         $ 1,756,973        $110,923     $ 1,867,896
Reported as:
  Short-term investments                                 $ 1,756,973        $110,923     $ 1,867,896


      The estimated fair value amounts discussed above have been determined by the Company using available market information and appropriate valuation methodologies. There were no unrealized gains or losses in 1997. In 1996, gross unrealized losses were not material and thus have not been presented separately in the above table.

      Realized gains and losses for the year ended December 31, 1997 were $185,309 and $101,853, respectively. There were no realized gains or losses for the year ended December 31, 1996. As of December 31, 1997, the average portfolio duration is approximately three months and the contractual maturity of the investments does not exceed one year.

3. INVENTORIES

Inventories consist of the following at December 31:

                                                                1997           1996
Raw materials                                               $  769,749     $  615,865
Work-in-process                                              1,508,461        630,630
Finished goods                                                 665,261        437,055
                                                            $2,943,471     $1,683,550

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:


                                                                1997            1996
Machinery and equipment                                    $ 2,372,918     $ 1,705,845
Purchased computer software                                    915,041         492,471
Furniture, fixtures and equipment                              289,998         234,976
Vehicles                                                        84,448         241,802
Leasehold improvements                                         199,812         143,508
                                                             3,862,217       2,818,602
Accumulated depreciation                                    (1,836,307)     (1,434,795)
                                                           $ 2,025,910     $ 1,383,807


5. OPERATING LEASES

The Company leases its main facilities in Sunnyvale, California under two lease agreements from the same landlord expiring September 30, 2003. The lease agreement for the primary facility is cancelable at the Company's option upon four months' notice. Payments are adjusted annually based on changes in the Consumer Price Index. At December 31, 1997, future estimated minimum payments under these and other leases are approximately as follows:

     1998                                    $  431,041
     1999                                       421,591
     2000                                       411,091
     2001                                       417,091
     2002                                       423,591
     Thereafter                                 321,568
     Total minimum lease payments            $2,425,973

      Rent expense under operating leases amounted to $288,740, $185,709 and $168,948 in 1997, 1996 and 1995, respectively.

Purchase Commitments

In 1997, the Company entered into an agreement for the development, manufacture and sale of a rear screen projection system. Under the agreement, the Company is committed to purchase a specified number of units over the two-year period of the contract. As of December 31, 1997, the Company had an outstanding purchase commitment of $998,600.

6. STOCKHOLDERS' EQUITY

Initial Public Offering

In October 1997 the Company sold a total of 3,000,000 shares of Common Stock at $6.00 per share through its initial public offering. Net proceeds, after underwriters' discounts, commissions and fees, and other costs associated with the offering, totaled $15,588,006. In connection with the offering, S3 Incorporated ("S3") received an additional 307,018 shares of Common Stock pursuant to certain anti-dilution provisions which the Company had granted under a Stock Purchase Agreement (see Note 7).

Warrants

In April 1992, the Company issued three warrants to purchase a total of 14,449 shares of Common Stock at a price of $3.40 per share to a consultant. The warrants were exercised in August 1997.

      In 1996, the Company issued a warrant to purchase 65,152 shares of Common Stock at an exercise price of $0.15 to a limited liability company in which a member of the Company's Board of Directors has a substantial interest. The warrant was issued in exchange for services to be performed by the director. As of December 31, 1997, 21,718 shares under the warrant were exercisable. The remaining 43,434 shares will become exercisable if certain defined events occur prior to February 1999. The warrant expires on December 31, 1999. The Company is expensing $222,000, the value of the warrant, over the related service period.

      In 1997, one of the Founders granted to the Company an exclusive (excluding certain rights retained by the Founder), worldwide, perpetual, irrevocable and royalty-free right and license to patents owned by him. The Founder has a nonexclusive, nontransferable right to the patents for applications and uses outside of the Company's business as defined in the license agreement. In exchange for rights granted, the Founder received a warrant to purchase 100,000 shares of Common Stock at $7.50 a share. The warrant vests over a three-year period and expires in January 2002. The Company is amortizing $250,000, the value of the warrant, over the estimated useful economic life of the patents.

Stock Plans

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). A total of 1,700,000 shares of Common Stock were reserved for issuance under the 1995 Plan. In January 1997, the Board of Directors adopted, and the stockholders approved, the 1997 Performance Stock Option Plan (the "1997 Plan"). The 1997 Plan succeeds the 1995 Plan and has terms similar to that Plan. No additional options will be granted under the 1995 Plan and shares reserved for future option grants thereunder are available for grant under the terms of the 1997 Plan. In June 1997, the Board of Directors adopted and the stockholders' approved an amendment to the 1997 Plan increasing the number of shares reserved for issuance by 250,000 shares. Under the terms of the 1997 Plan, the Board of Directors may grant options to directors, employees and consultants. Options may be either incentive stock options or nonstatutory stock options, at the discretion of the Board of Directors. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees, directors, and consultants with exercise prices of no less than 85% of the fair value, of the common stock on the date of grant, as determined by the Board of Directors. If, at the time of grant, the optionee owns stock possessing 10% or more of the voting power of all classes of stock, the option price shall be at least 110% of the fair value, and the option shall not be exercised more than five years after the date of grant. Except as noted above, options expire ten years after the date of grant, or earlier if employment or service is terminated. Options become exercisable as determined by the Board of Directors. Options generally vest over three or four years.

      In December 1996, the Board of Directors adopted, and in 1997 the stockholders approved, the 1997 Non-Employee Directors Stock Option Plan (the "Directors Plan"). A total of 100,000 shares of Common Stock were reserved for issuance pursuant to the terms of the Directors Plan, which provides for the grant of nonqualified stock options to nonemployee directors of the Company.

      In January 1997, the Board of Directors adopted, and the stockholders approved, the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 400,000 shares were reserved for future issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair value of the Company's common stock at the beginning or end of the applicable offering period. No shares have been issued under the Purchase Plan.

           A summary of the Company's stock option activity, and related information follows:


                                                               Years Ended December 31

                                                         Weighted-                    Weighted-                     Weighted-
                                                          Average                      Average                       Average
                                          1997           Exercise        1996          Exercise        1995          Exercise
                                         Options           Price       Options          Price         Options          Price
Outstanding at January 1                 1,441,988          $3.46        180,576        $1.16             --        $   --
Granted                                    432,570           7.55      1,261,412         3.79        180,576           1.16
Exercised                                   (7,380)          1.68             --           --             --             --
Canceled                                  (207,988)          3.90             --           --             --             --
Outstanding at end of period             1,659,190          $4.48      1,441,988        $3.46        180,576        $  1.16
Weighted-average fair value of
  options granted during the period          $2.19                         $1.23                       $0.36


                                                      December 31, 1997

                                      Options Outstanding               Options Exercisable

                                            Weighted-
                                             Average    Weighted-                     Weighted-
                                            Remaining    Average                       Average
Range of                  Number of        Contractual   Exercise      Number of       Exercise
Exercise Prices            Options            Life         Price        Options         Price
  $1.16                     170,198           7.72         1.16          170,198         1.16
  $2.02                      31,134           8.03         2.02           31,134         2.02
  $3.83-$3.91             1,059,558           8.61         3.85        1,006,073         3.85
  $7.00-$7.50               335,600           9.46         7.42               --           --
  $9.50                      62,700           3.97         9.50           10,416         9.50
                          1,659,190           8.50         4.48        1,217,821         3.47

   Pursuant to APB 25, for certain options granted in June 1997, the Company recognized as deferred compensation expense the excess of the deemed value for financial reporting purposes of the common stock issuable upon the exercise of such options over the aggregate exercise price of such options. The total deferred compensation expense of $271,500 is being amortized over the vesting period of such options.

      During 1996, the Company adopted SFAS 123. In accordance with the Statement, the Company applies APB 25 in accounting for option grants to employees under the Plan and, accordingly, does not recognize compensation expense for options granted to employees with exercise prices of not less than fair value on the date of grant.

      Had the Company valued its stock options granted to employees according to the provisions of SFAS 123, pro forma net income and basic net income per share would have been as follows for the years ended December 31:

                                                         1997           1996
Net income--as reported (includes impact of
     pro forma tax adjustment in 1996)                $1,250,676        $1,318,721

Net income--pro forma                                    867,735         1,168,364

Basic net income per share--as reported                    $0.14             $0.17
Basic net income per share--pro forma                      $0.10             $0.15

      The pro forma impact on reported results for the year ended December 31, 1995 was not significant and has not been presented herein. The value of options granted prior to the Company's initial public offering were determined using the minimum value method using the following weighted average assumptions in 1997 and 1996, respectively: risk free interest rate of 5.63% and 6.35%, an expected option life of 72 months and no dividends. The value of options granted following the initial public offering were determined using the Black-Scholes method and the weighted average assumptions were as follows: an expected volatility factor of 0.7764, a risk free interest rate of 5.63%, an expected option life of 72 months and no dividends.

Reserved Shares

The Company has reserved shares of Common Stock for future issuance as follows:

                                            December 31,
                                                1997
Warrants                                       165,152
Stock purchase plan                            400,000
Stock option plans:
     Outstanding options                     1,659,190
     Reserved for future grants                383,430
                                             2,607,772

7. LICENSE AGREEMENT

In March 1997, the Company licensed certain of its technology to S3, a leading supplier of advanced graphics accelerators for use in mainstream multimedia personal computer ("PC") systems. In December 1996, S3 paid the Company $1 million, $500,000 of which was refundable if a definitive license agreement between the parties was not consummated. Accordingly, the Company recognized $500,000 of license and royalty revenue in 1996 and the remaining $500,000 in March 1997.

   On June 30, 1997, the Company sold a total of 526,316 shares of its Common Stock to S3 pursuant to a Stock Purchase Agreement for $4,948,200, net of expenses associated with the transaction. S3 is entitled to certain anti-dilution, registration and other rights as set forth in the Stock Purchase Agreement. As a result of the anti-dilution rights, S3 received an additional 307,018 shares of Common Stock upon completion of the Company's initial public offering in October 1997.

8. INCOME TAXES

The provision for income taxes computed under Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes," consists of the following for the years ended December 31:

                                                                      Pro Forma

                           1997           1996         1995        1996          1995
                                                                (Unaudited)   (Unaudited)
Federal:
  Current               $1,058,623     $ 991,744      $23,000   $1,157,285    $  885,687
  Deferred                (368,801)     (439,614)          --     (455,627)      5,463
                           689,822       552,130       23,000      701,658       891,150
State:
  Current                  144,447       201,016       60,981      247,312       151,242
  Deferred                 (67,749)      (66,092)          --      (69,822)      (19,204)
                            76,698       134,924       60,981      177,490       132,038
                        $  766,520     $ 687,054      $83,981   $  879,148    $1,023,188

      The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows for the years ended December 31:


                                                                                    Pro Forma

                                           1997        1996         1995        1996          1995
                                                                               (Unaudited)   (Unaudited)
Tax at U.S. statutory rate             $ 685,847        $ 747,275   $1,391,693   $747,275   $1,391,693
State income taxes, net of
  federal benefit                         31,239           78,615       60,981    106,709      132,088
S Corporation earnings prior to change
  in tax status                               --         (251,758)    (868,150)        --           --
Deferred taxes recorded due to change
  in tax status                               --         (148,993)          --         --           --
Research and development tax credits    (137,736)          (8,725)          --         --           --
Net operating losses utilized                 --               --     (500,543)        --     (500,543)
Other                                    187,170          270,640           --     25,164           --
                                       $ 766,520        $ 687,054   $   83,981   $879,148   $1,023,188

   The pro forma provision for income taxes in 1996 and 1995 reflects the additional tax expense which would have been incurred had FLI's status as an S Corporation terminated on January 1, 1995, exclusive of the effects of the establishment of deferred tax assets and liabilities at that date.

   Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows at December 31:

                                              1997          1996
Deferred tax assets:
  Accrued liabilities                        $686,370      $354,284
  Other, net                                  323,840       208,954
Deferred tax liabilities:
  Depreciation of property and equipment      (67,955)      (57,533)
  Valuation of investment portfolio                --       (44,186)
Total deferred taxes                         $942,255      $461,519

      Management has concluded that a valuation allowance for deferred tax assets is not required based on its assessment that current levels of taxable income and the reversal of taxable temporary differences will be sufficient to realize the tax benefit.

9. EXPORT SALES AND SIGNIFICANT CUSTOMERS

The Company had export sales by region as follows for the years ended
December 31:

                                        1997          1996          1995
Revenues to customers:
  Asia                              $1,182,000     $1,115,000   $  986,000
  Europe                               345,000        479,000      263,000
  Canada                               269,000        200,000      138,000
  Latin America and other              425,000        220,000      190,000
                                    $2,221,000     $2,014,000   $1,577,000

   In 1997, sales to two customers accounted for 11% of total revenues. In 1996, sales to one customer accounted for 11% of total revenues. In 1995, sales to a different customer accounted for 12% of total revenues.

10. 401K PLAN

During 1994, the Company adopted a defined contribution retirement plan under Internal Revenue Service Code Section 401(k). Employees are eligible, following one month of employment, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company matches a percentage of employee contributions. The Company's contributions were $147,015 in 1997 and were insignificant during 1996 and 1995.

11. CREDIT FACILITIES

In March 1997, the Company established a revolving line of credit with a bank for borrowings of up to $1,000,000. In May 1997, the line was increased to $2,000,000, including secured letters of credit. The line of credit agreement, which includes certain financial covenants, expires on April 4, 1998. Borrowings under the line of credit are collaterized by substantially all of the Company's tangible assets and contract rights are limited to a defined percentage of eligible accounts receivable. Borrowings against the line of credit bear interest at prime plus 1.5% (8.5% at December 31, 1997). At December 31, 1997, there were no borrowings against the line of credit, and the aggregate amount available under the revolving line of credit was $2,000,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Faroudja, Inc.

   We have audited the accompanying consolidated balance sheets of Faroudja, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Faroudja, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                       ERNST & YOUNG LLP

Palo Alto, California
January 29, 1998